EXHIBIT 99.1

Precision Announces Reduced 2019 Capital Expenditure Plan and Board Approval of Normal Course Issuer Bid

CALGARY, Alberta, Aug. 19, 2019 (GLOBE NEWSWIRE) --

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For important information with respect to such forward-looking information and statements and the further assumptions and risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release. All values in Canadian dollars except as indicated.

Precision Drilling Corporation (“Precision” or the “Company”) (TSX:PD; NYSE:PDS) made a series of announcements which include:

  Reduction of 2019 capital expenditure plan by $25 million, down to $144 million from $169 million, following the completion of Kuwait new build project;
  Board approval to implement a normal course issuer bid of up to 10% of the public float;
  Update on 2019 year-to-date debt reduction of $136 million, on track for 2019 target debt reduction of $200 million;
  Preliminary guidance on its 2020 planned capital expenditure range of $60 million to $80 million, primarily consisting of maintenance capital, in line with 2019 maintenance capital spending; and
  2020 debt repayment target range of $100 million to $150 million.

Precision announced today that it will be reducing its 2019 capital expenditure plan to approximately $144 million, down $25 million from its previously stated budget of $169 million. Additionally, the Company intends to make an application to implement a normal course issuer bid (“NCIB”) through the facilities of the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange for a portion of its common shares (“Common Shares”). Precision intends to purchase up to 10% of the public float over a period of twelve months from acceptance of the NCIB. The Company’s NCIB will be made in accordance with the requirements of the TSX and remains subject to TSX approval. Further details regarding the NCIB will be provided following TSX approval.

Precision is also pleased to announce that 2019 year-to-date debt reduction is now at $136 million, as a result of additional open market repurchases in the third quarter and the Company expects to meet its recently increased 2019 target of $200 million. Cumulative debt reduction since the start of 2018 is approximately $310 million, leaving Precision well positioned to meet its long-term targeted range of $400 million to $600 million by the end of 2021. This debt reduction plan will remain a key priority heading into 2020.

Precision’s preliminary guidance for 2020 includes: projected capital expenditure range of $60 million to $80 million and targeted debt reduction range of $100 million to $150 million. The preliminary 2020 capital expenditure plan is based on current activity levels and market conditions, allowing for cash generation flexibility in what remains a volatile commodity environment.  The year-over-year decrease is largely due to our 2019 Kuwait new build rig deployed on July 1. Regarding Precision’s targeted debt reduction range, the Company plans to utilize anticipated cash flow to fully retire its 2021 notes by the end of next year.

Precision’s CEO, Kevin Neveu stated: “Precision’s proven free cash flow generation ability has allowed the Company to accelerate debt reduction while funding the most attractive contracted investments.  We believe this NCIB represents another tool for Precision to enhance the value of our underlying shares and may be particularly effective in the current depressed share price environment, while we continue to achieve our strategic priorities.  We remain firmly committed to our deleveraging strategy and are reaffirming our recently increased 2019 debt reduction target of $200 million and or our long-term targeted range of $400 million to $600 million by the end of 2021.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to the following:

  our planned capital expenditures for 2019 and 2020;

  anticipated positive cash flows and future debt repayments; and

  statements with respect to the anticipated approval of the NCIB by the TSX and advantages to shareholders of the NCIB.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;

  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;

  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;

  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;

  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;

  the effects of seasonal and weather conditions on operations and facilities;

  the availability of qualified personnel and management;

  a decline in our safety performance which could result in lower demand for our services;

  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;

  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;

  fluctuations in foreign exchange, interest rates and tax rates; and

  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2018, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers the most innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers directional drilling services, well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6136

Dustin Honing, CPA
Manager, Investor Relations
403.716.4515

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com